Exhibit 99.3
PRESS RELEASE
Hydrogenics Reports Second Quarter 2008 Results
Higher Revenues, Gross Margin and Profitable OnSite Generation Business
Highlights
•	Revenues up 23% and 63% for the second quarter and year to date respectively, excluding Test Systems business unit.

•	Further progress using Hydrogen for renewable energy storage was demonstrated with two significant orders.

•	OnSite Generation business increases profitability in the second quarter of 2008.

•	Improved year to date gross profit and lower cash operating costs produce a 36% reduction in year over year loss from operations.

•	Cash and cash equivalents, restricted cash and short-term investments were $29.8 million as at June 30, 2008, a decrease of $0.7 million from December 31, 2007.
Mississauga, Ontario. August 11, 2008 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen and fuel cell products, is reporting second quarter and six-month unaudited results. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles.
During the second quarter, we achieved a number of sales and operational milestones and laid the foundation for continued progress on renewable energy solutions. We secured $7.9 million of new orders including two important orders where hydrogen technology will increase the value of renewable energy systems for major utilities. We continued to refine our operations as demonstrated by our 22% gross profit for the quarter, an increase of five percent points over the previous quarter” said Daryl Wilson, President and Chief Executive Officer.

Results for the second quarter of 2008 compared to the second quarter of 2007
Revenues were $8.8 million for the second quarter of 2008, a 23% increase from the comparable period of 2007, exclusive of Test Systems revenues. This improvement represented increased revenues of $1.3 million and $0.4 million in our OnSite Generation and Power Systems business units, respectively.
Gross profit, expressed as a percentage of revenues, was 22% (10% in 2007) and primarily reflects increased gross profit generated by our OnSite Generation business unit resulting from operational improvements including standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements.
Cash operating costs, a non-GAAP measure, defined as selling, general and administrative, and research and product development expenses less stock-based compensation expense and compensation expenses indexed to our share price, were $5.9 million, a 3% decrease from $6.2 million in 2007 primarily attributed to streamlining efforts undertaken during 2007.
Net loss was $4.3 million for the second quarter of 2008, an increase of 14% from $3.8 million in 2007.
Results for the second quarter of 2008 compared to the first quarter of 2008
Revenues were $8.8 million for the second quarter of 2008, a 4% increase in revenues over the first quarter of 2008, exclusive of Test Systems revenues.
Gross profit, expressed as a percentage of revenues, was 22% compared to 17% due to increased gross profits generated by our OnSite Generation business unit resulting from operational improvements.
Cash operating costs were $5.9 million, an increase of 4% from $5.7 million in the first quarter of 2008. Net loss was $4.3 million for the second quarter of 2008, consistent with the first quarter of 2008.
Results for the six months ended June 30, 2008 compared to the six months ended June 30, 2007
Revenues were $19.5 million for the six months ended June 30, 2008, a 63% increase from revenues for the comparable period of 2007, exclusive of Test Systems revenues. This increase is primarily attributable to increased revenues of $6.8 million in our OnSite Generation business unit.
Gross profit, expressed as a percentage of revenues, was 20% (12% in 2007) and primarily reflects increased gross profits generated by our OnSite Generation business unit resulting from operational improvements as noted above.
Cash operating costs, were $11.6 million, a 25% decrease from $15.5 million in 2007 primarily attributed to the absence of a $2.1 million streamlining charge taken in the first quarter of 2007 and an overall reduced cost structure.
Net loss was $8.6 million for the six months ended June 30, 2008, a decrease of 29% from $12.1 million in 2007.

Liquidity
Cash and cash equivalents, restricted cash and short-term investments were $29.8 million as at June 30, 2008. The $3.3 million sequential quarterly decrease in cash and cash equivalents, restricted cash and short-term investments is attributable to: (i) $3.2 million of net cash outflows from operations; and (ii) a $0.1 million in decreased deferred research and product development grants.
Order backlog
Order backlog as at June 30, 2008 was $28.7 million, as follows (in $ millions):

	Mar. 31, 2008	Orders	Orders	Jun. 30, 2008
	Backlog	Received	Delivered	Backlog

OnSite Generation	$21.0	$6.2	$6.6	$20.6
Power Systems	8.5	1.7	2.1	8.1
Test Systems	0.1	—	0.1	—

Total	$29.6	$7.9	$8.8	$28.7

In addition to revenues recognized in the six months ended June 30, 2008, we expect to deliver, and recognize as revenue in 2008 more than 70% of our total order backlog as at June 30, 2008.
Second Quarter Highlights
     OnSite Generation
•	Delivered nine hydrogen generation units for industrial and power station applications.

•	Secured $6.2 million of new orders and exited the quarter with a $19.4 million order backlog. New orders include a hydrogen electrolyzer for a wind-hydrogen-diesel system in the community of Ramea, Newfoundland and Labrador, as well as a system to BC Hydro in the community of Bella Coola.

•	Selected to provide a hydrogen electrolyzer and fuel cell for the new Renewable Hydrogen Research and Demonstration Centre at the Baglan Energy Park, UK.

•	Commissioned an integrated hydrogen generation system to Shell Hydrogen LLC which, as part of California’s Hydrogen Highway initiative, will generate hydrogen on site to service the increasing demands of hydrogen-powered consumer vehicles.

     Power Systems
•	Delivered 17 fuel cell power modules.

•	Secured $1.7 million of new orders and exited the quarter with an $8.1 million order backlog. New orders include a contract with Concurrent Technologies Corporation to supply 20 fuel cell power packs to replace lead acid batteries currently being used in Crown Class 1 forklifts to be used by the U.S. Department of Defense.
Conference Call Details
Hydrogenics will hold a conference call to review results on August 11, 2008 at 10:30 a.m. (EDT). To participate in this conference call, please dial 416-340-8010 approximately ten minutes before the call. Alternatively, a live webcast of the conference call will be available on the Corporation’s website at www.hydrogenics.com. Please visit the website at least ten minutes early to register and download any necessary software. Should you be unable to participate, a replay will be available on our website for two weeks.
ABOUT HYDROGENICS
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.
This release contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability to raise additional capital, liquidity, revenue growth, operating results, industry, technology and products. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.
For Further Information Please Contact
Hydrogenics Corporation
Lawrence E. Davis, Chief Financial Officer
Phone: (905) 361-3633
Website: www.hydrogenics.com
Email: ldavis@hydrogenics.com

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	June 30	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$23,763	$15,460
Restricted cash	5,994	—
Short-term investments	—	15,032
Accounts receivable	6,087	12,713
Grants receivable	1,025	850
Inventories	12,864	12,659
Prepaid expenses	1,085	1,105

	50,818	57,819

Property, plant and equipment	4,505	4,847
Intangible assets	124	249
Goodwill	5,025	5,025

	$60,472	$67,940

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$18,313	$18,166
Unearned revenue	9,109	9,042

	27,422	27,208

Long-term debt	—	11
Deferred research and development grants	150	337

	27,572	27,556

Shareholders’ Equity
Share capital	306,872	306,872
Contributed surplus	16,017	15,606
Deficit	(285,742)	(277,101)
Accumulated other comprehensive loss	(4,247)	(4,993)

Total deficit and accumulated other comprehensive loss	(289,989)	(282,094)

	32,900	40,384

	$60,472	$67,940

Hydrogenics Corporation
Interim Consolidated Statement of Shareholders’ Equity
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

					Accumulated other	Total
	Common shares		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance at Dec. 31, 2006	91,916,466	$307,376	$13,718	$(249,033)	$(5,304)	$66,757

Net loss for the period	—	—	—	(12,093)		(12,093)
Foreign currency translation adjustments	—	—	—		(86)	(86)

Comprehensive loss						(12,179)

Shares issued:

Shares returned to treasury	(150,775)	(504)	335	—	—	(169)
Stock-based compensation expense	—	—	896	—	—	896

Balance at Jun. 30, 2007	91,765,691	$306,872	$14,949	$(261,126)	$(5,390)	$55,305
Net loss for the period	—	—	—	(15,975)		(15,975)

Foreign currency translation adjustments	—	—	—	—	397	397

Comprehensive loss	—	—	—	—	—	(15,578)

Shares issued:
Stock-based compensation expense	—	—	657	—	—	657

Balance at Dec. 31, 2007	91,765,691	306,872	15,606	(277,101)	(4,993)	40,384

Net loss for the period	—	—	—	(8,641)	—	(8,641)
Foreign currency translation adjustments	—	—	—	—	746	746

Comprehensive loss						(7,895)

Shares issued:
Adjustment for partial shares	(5)	—	—	—	—	—
Stock-based compensation expense	—	—	411		—	411

Balance at Jun. 30, 2008	91,765,686	$306,872	$16,017	$(285,742)	$(4,247)	$32,900

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Revenues	$8,790	$9,465	$19,501	$16,315

Cost of revenues	6,817	8,500	15,663	14,436

	1,973	965	3,838	1,879

Operating expenses
Selling, general and administrative	5,311	4,947	9,372	11,894
Research and product development	1,728	1,690	3,440	4,552
Amortization of property, plant and equipment	250	223	521	447
Amortization of intangible assets	62	62	125	125

	7,351	6,922	13,458	17,018

Loss from operations	(5,378)	(5,957)	(9,620)	(15,139)

Other income (expenses)
Provincial capital tax	208	(56)	170	(74)
Interest	386	591	614	1,458
Foreign currency gains	464	1,639	194	1,669

	1,058	2,174	978	3,053

Loss before income taxes	(4,320)	(3,783)	(8,642)	(12,086)
Current income tax expense (recovery)	(1)	4	(1)	7

Net loss for the period	$(4,319)	$(3,787)	$(8,641)	$(12,093)

Net loss per share
Basic and diluted	$(0.05)	$(0.04)	$(0.09)	$(0.13)

Weighted average number of common shares outstanding	91,765,686	91,765,691	91,765,688	91,830,666

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(4,319)	$(3,787)	$(8,641)	$(12,093)
Items not affecting cash
Amortization of property, plant and equipment	250	375	521	801
Amortization of intangible assets	62	62	125	125
Unrealized foreign exchange (gains) losses	468	189	316	81
Stock-based compensation	175	406	411	896
Net change in non-cash working capital	163	(3,543)	7,163	(5,480)

	(3,201)	(6,298)	(105)	(15,670)

Investing activities
Decrease in short-term investments	—	—	15,032	54,350
Decrease (increase) in restricted cash	72	—	(5,994)	—
Purchase of property, plant and equipment	(10)	(296)	(325)	(507)

	62	(296)	8,713	53,843

Financing activities
Repayment of long-term debt	(1)	(57)	(11)	(94)
Deferred research and development grant	(124)	(463)	(294)	10
Common shares issued (purchased and cancelled), net of issuance costs	—	—	—	(169)

	(125)	(520)	(305)	(253)

Increase (decrease) in cash and cash equivalents during the period	(3,264)	(7,114)	8,303	37,920

Cash and cash equivalents — Beginning of period	27,027	50,971	15,460	5,937

Cash and cash equivalents — End of period	$23,763	$43,857	$23,763	$43,857

Supplemental disclosure
Interest paid	$12	$2	$2	$8
Income taxes paid	(65)	3	(48)	6